

December 15, 2011

<u>Via E-Mail</u>

J. Bryant Kirkland III
Vice President, Chief Financial Officer and Treasurer
Vector Group LTD.
100 S.E. Second Street
Miami, FL 33131

      Re: Vector Group LTD.
              Form 10-K for Fiscal Year Ended December 31, 2010
              Filed February 25, 2011
              File No. 001-05759

Dear Mr. Kirkland:

      We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter within 10 business days by confirming that you will revise your document in future filings and providing any requested information. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

      After reviewing the information you provide in response to these comments, we may have additional comments.

<u>Form 10-K for Fiscal Year Ended December 31, 2010</u>

<u>Management's Discussion and Analysis, page 31</u>
<u>Critical Accounting Policies, page 36</u>
<u>Contingencies, page 36</u>

1. Please discuss in detail the basis upon which accruals are made and the significant judgments, assumptions and uncertainties associated with determining the amount of accruals. For factors that are variable, disclose those most subject to change and the related sensitivity to change, along with the factors that cause changes. Refer to Section V of "Interpretation: Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations" available on our website at http://www.sec.gov/rules/interp/33-8350.htm for guidance. Please provide us with a copy of your intended revised disclosure.

Results of Operations, page 39

2. We note that cost of goods sold is material to your results but you do not provide a discussion and analysis of this line item. Please revise your disclosure to provide a direct comparative discussion and analysis. Your disclosure should quantify and analyze the impact of each (and not netted) significant component of cost of goods sold that caused this line item to materially vary (or not vary when expected to) between comparative periods, with explanation of the associated underlying reasons. In this regard, we believe materiality should be assessed in relation to operating income. This disclosure should be presented in a manner so as to allow investors to discern the relative contribution of each component cited to the total change in cost of goods sold. In addition, the impacts of material variances in components of cost of goods sold that offset each other should be separately disclosed, quantified, and discussed (and not netted). Please provide us with a copy of your intended revised disclosure.

Consolidated Balance Sheets, page F-3

3. We note that the current liability for "settlement accruals" increased from $18.803 million at December 31, 2009 to $48.071 million at December 31, 2010, increased from $48.071 million at December 31, 2010 to $80.796 million at March 31, 2011 and increased from $77.742 million at June 30, 2011 to $117.668 million at September 30, 2011 without apparent direct explanation. Please explain to us in detail and disclose the basis for these increases, as well as the decrease between March 2011 and June 2011, citing the specific matters to which they relate, and where in your financial statements amounts accrued were charged.

Notes to Consolidated Financial Statements, page F-8
Note 12. Contingencies, page F-40

4. You state that you are unable to estimate the possible loss or range of loss that could result from an unfavorable outcome in any of the pending tobacco related cases. We recognize that there are a number of uncertainties and potential outcomes associated with loss contingencies. Nonetheless, an effort should be made to develop estimates for purposes of disclosure, including determining which of the potential outcomes are reasonably possible and what the reasonably possible range of losses would be for those reasonably possible outcomes. In this regard, please (i) explain to us the procedures you undertake on a quarterly basis to attempt to develop a range of reasonably possible loss for disclosure and (ii) for each material matter, what specific factors caused the inability to estimate and when you expect those factors to be alleviated. For example, we note that your June 2010 payment of $14.361 million related to the Lukacs Case was not preceded in an earlier reporting period with disclosure of an amount of reasonably possible loss or range of loss nor of accrual of any amount of loss deemed probable for the case.

5. Given the extensiveness of your tobacco related litigation, please include in the notes to your financial statements a roll forward schedule for the "settlement accruals" obligation reported

(as well as for any other liability account that may be recorded in regard to this type of litigation if not included in "settlement accruals"). The schedule should include separate lines for beginning and ending balances, new amounts accrued, payments, and adjustments to prior accruals, and should be segregated by the type of action you have noted, that is, individual actions, class actions, health care cost recovery actions, MSA and other state settlement agreements. We believe this will provide more transparency to your investors in regard to your tobacco related activities.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Doug Jones at 202-551-3309 if you have any questions. You may also contact me at 202-551-3380.

Sincerely,

/s/ Lyn Shenk

Lyn Shenk
Branch Chief